OSISKO GOLD ROYALTIES PROVIDES NOTICE OF FOURTH QUARTER
AND FULL YEAR 2018 RESULTS AND CONFERENCE CALL DETAILS

(Montreal, February 5, 2019) Osisko Gold Royalties Ltd ("Osisko" or the "Corporation") (OR: TSX & NYSE) announces that its fourth quarter and full year 2018 results will be released after market on Wednesday, February 20, 2019 followed by a conference call on Thursday, February 21, 2019 at 10:00 am EST.

Q4 and Full Year 2018 Results Conference Call Information

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 1:00pm EDT on February 21, 2019 until 11:59 pm EST on February 28, 2019 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 3138878. The replay will also be available on our website at www.osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 16.7% interest in Osisko Mining Inc., a 32.3% interest in Barkerville Gold Mines Ltd., a 17.8% interest in Falco Resources Ltd. and a 10.6% interest in Osisko Metals Incorporated.

Osisko is incorporated under the laws of the Province of Québec, with its head office located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko Gold Royalties:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com